SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Company”)

CNPJ/MF No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON MARCH 5, 2020

1.               DATE, TIME AND PLACE: March 5, 2020, at 2:00 p.m., at Praça Comte. Linneu Gomes, S/N, Portaria 3 – Meeting Room of the Board of Directors, Jardim Aeroporto, São Paulo – SP.

2.               CALL NOTICE: The call notice was published on February 4, 5 and 6, 2020 in the Valor Econômico newspaper, on pages B3, B9 and B9, respectively, and in the Diário Oficial do Estado de São Paulo newspaper, on pages 9, 9 and 34, respectively.

3.               ATTENDANCE: Shareholders representing more than two-thirds of the voting capital stock of the Company, in accordance with the signatures in the shareholders’ attendance book. In addition, the attendance of Mr. Giancarlo Naldi Falkenstein, representative of Apsis Consultoria e Avaliações Ltda., was recorded.

4.               BOARD: Chairman: Mr. Constantino de Oliveira Junior, Secretary: Mrs. Melissa Paula dos Santos Silva Sica.

5.               AGENDA: (i) Approval of the protocol and justification (“Protocol and Justification”) to be executed between the management of the Company, Gol Linhas Aéreas S.A., a privately-held company, enrolled with the Corporate Taxpayers’ Registry (“CNPJ/MF”) under No. 07.575.651/0001-59, headquartered in the city of Rio de Janeiro, state of Rio de Janeiro, at Praça Senador Salgado Filho, S/N, Aeroporto Santos Dumont (“GLA”) and SMILES Fidelidade S.A., a publicly-held company, enrolled with the CNPJ/MF under No. 05.730.375/0001-20, headquartered in the city of Barueri, state of São Paulo, at Alameda Rio Negro, 585, bloco B, 2nd floor, Alphaville 06454-000 (“SMILES”), setting forth the terms and conditions of the corporate reorganization, which acts and events are connected and interdependent, in accordance with which shares issued by SMILES will be merged by GLA, and shares issued by GLA will be merged by the Company. As a result, the Company will become the indirect holder of all shares issued by SMILES, combining the operations and shareholder bases of the Company and SMILES (“Reorganization”); (ii) ratification of the appointment of consulting company Apsis Consultoria e Avaliações Ltda., enrolled with CNPJ/MF under No. 08.681.365/0001-30 and CRC/RJ No. 005112/O-9, headquartered in the city of Rio de Janeiro, state of Rio de Janeiro, at Rua do Passeio, 62 / 6th floor, as the party responsible for the preparation of the appraisal report in respect of the equity of GLA, for purposes of the merger of shares issued by GLA by the Company (“Appraisal Report of GLA Shares”); (iii) approval of the Appraisal Report of GLA Shares; (iv) approval of the proposed Reorganization, in accordance with the Protocol and Justification; (v) authorization, as a result of the merger of GLA shares, of the Company’s capital increase, to be subscribed for and paid by the members of GLA’s management, and the subsequent amendment to the Company’s bylaws (once the final number of shares has been determined, depending on the swap ratio to be elected by SMILES shareholders, and the final number of the Company’s shares to be issued as a result of the merger of GLA shares), including the authorization of the Board of Directors to determine, at the time of consummation of the Reorganization, the exact number of shares to be issued, as well as the amounts to be allocated to the Company’s capital stock and capital reserve; (vi) approval of the Company’s issuance of preferred shares and redeemable preferred shares; and (vii) approval of the assumption of SMILES’s long-term incentive plan by the Company.

RESOLUTIONS: Considering attendance by shareholders representing 100% of the common shares and 4.97% of the preferred shares of the Company, totaling 94.83% of the Company’s capital stock, the meeting was duly installed. After the meeting was opened, the chairman clarified that the SMILES extraordinary general shareholders’ meeting called for this date at 9:00 a.m. did not have a quorum and, since the matters on the agenda of the SMILES extraordinary general shareholders’ meeting comprise a single and interdependent transaction in respect of the matters on the agenda, the chairman requested the suspension of this meeting, which will be resumed on a date to be announced in due course.

6.               MINUTES AND PUBLICATIONS: The shareholders in attendance authorized the drafting of these minutes in summary form, pursuant to Article 130 of Law No. 6,404/76, as amended. The shareholders in attendance also unanimously approved the proposal to publish these minutes without the signatures of the shareholders in attendance.

7.               APPROVAL AND SIGNATURE OF THE MINUTES: As none of the shareholders took the floor, the meeting was adjourned for the time required to draft these minutes and, once resumed, these minutes were read, checked and signed by all in attendance.

São Paulo, March 5, 2020

Board:

_____________________________________ Constantino de Oliveira Junior Chairman	_______________________________________ Melissa Paula dos Santos da Silva Sica Secretary

Shareholders in attendance:

___________________________________

ANTONIO KANDIR; CONSTANTINO DE OLIVEIRA JUNIOR; HENRIQUE CONSTANTINO; JOAQUIM CONSTANTINO NETO; RICARDO CONSTANTINO; MOBI FUNDO DE INVESTIMENTO EM AÇÕES (represented by Constantino de Oliveira Junior)

___________________________________

FUNDO DE INVESTIMENTO EM PARTICIPACOES VOLLUTO (represented by Luiz Octavio Lopes)

___________________________________

ARANDA INVESTMENTS PTE. LTD.; BEST INVESTMENT CORPORATION; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; CAPITAL

INTERNATIONAL FUND; CITY OF NEW YORK GROUP TRUST; COLLEGE RETIREMENT EQUITIES FUND; COMMONFUND SCREENED GLOBAL EQUITY, LLC; COMMONWEALTH SPECIALIST FUND 36; FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST EMERGING MARKETS SMALL CAP ALPHADEX FUND; IBM 401 (K) PLUS PLAN; ITAU FUNDS - LATIN AMERICA EQUITY FUND; JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA MOTHER FD; KAISER PERMANENTE GROUP TRUST; NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST; NORGES BANK; PARAMETRIC EMERGING MARKETS FUND; PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; PICTET GLOBAL SELECTION FUND - G G M FUND; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; SPDR PORTFOLIO MSCI GLOBAL STOCK MARKET ETF; SPDR SP EMERGING MARKETS ETF; SPDR SP EMERGING MARKETS FUND; SSGA SPDR ETFS EUROPE I PLC; SSGATC I. F. F. T. E. R. P. S. S. M. E. M. S. C. I. S. L.F.; ST ST MSCI EMERGING MKT SMALL CI NON LENDING COMMON TRT FUND; ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD; STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS; STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO; THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; THRIVENT CORE EMERGING MARKETS EQUITY FUND; THRIVENT INTERNATIONAL ALLOCATION FUND; THRIVENT INTERNATIONAL ALLOCATION PORTFOLIO; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD ESG INTERNATIONAL; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; VIRGINIA RETIREMENT SYSTEM; WASHINGTON STATE INVESTMENT BOARD; WEST YORKSHIRE PENSION FUND (represented by Rodrigo de Mesquita Pereira)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.